SO 3/4/03

03012773

VF 3-3-03

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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SEC FILE NUMBER
8-03641

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WM Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3351 Michelson Drive, Suite 400
(No. and Street)

Irvine California 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Williams 206.377.2191
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

700 Fifth Ave., Suite 4500 Seattle, Washington 98104
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

WM Financial Services, Inc. and Subsidiaries

(SEC ID NO. 8-03641)

Consolidated Financial Statements for the Year Ended December 31, 2002, Unconsolidated Supplemental Schedule as of December 31, 2002, Independent Auditors' Report, and Independent Auditors' Supplemental Report On Internal Control

(Filed Pursuant to Rule 17a-5(e)(3) as a Public Document)

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
WM Financial Services, Inc.
Seattle, Washington

We have audited the accompanying consolidated statement of financial condition of WM Financial Services, Inc. and subsidiaries (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") as of December 31, 2002, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplemental schedule appearing on page 15 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 10, the financial position and results of operations of the Company are affected by allocations of expenses and other transactions with its indirect parent company, Washington Mutual, Inc. ("WMI"), and certain of WMI's subsidiaries. Accordingly, the financial position and results of operations are not necessarily those that would have been achieved had the Company operated on an independent basis, and the difference may be material.

Deloitte & Touche LLP

February 27, 2003

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$ 63,434,073
RECEIVABLES:	
Clearing organizations	7,103,721
Annuity carriers	6,880,806
Affiliates	262,798
Total receivables	14,247,325
FURNITURE, FIXTURES, AND EQUIPMENT—At cost, less accumulated depreciation and amortization of $12,868,922	11,964,959
GOODWILL—Less accumulated amortization of $125,839	24,967,838
OTHER ASSETS	1,055,780
TOTAL	$115,669,975

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 10,763,549
Accrued salaries and related benefits	14,038,177
Income taxes payable to WMI—net	2,151,746
Accounts payable and accrued expenses	4,866,464
Deferred tax liability	2,727,736
Total liabilities	34,547,672
COMMITMENTS AND CONTINGENCIES (Note 9)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value—authorized, 10,000 shares; issued and outstanding, 1,524 shares	15,240
Additional paid-in capital	37,702,693
Retained earnings	43,404,370
Total stockholder's equity	81,122,303
TOTAL	$115,669,975

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$219,967,635
Distribution fees	6,882,800
Interest	1,417,443
Other income	7,991,799
Total revenues	236,259,677
EXPENSES:	
Compensation and benefits	135,791,042
General and administrative	40,639,488
Clearing charges	8,553,561
Office and equipment rental	17,924,059
Total expenses	202,908,150
Income before provision for income taxes	33,351,527
INCOME TAXES	13,306,807
NET INCOME	$ 20,044,720

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 20,044,720
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	7,115,248
Deferred taxes	6,097,015
Changes in operating assets and liabilities that relate to operations:	
Receivable from clearing organizations	400,316
Receivable from annuity carriers	3,232,718
Other assets	571,865
Payable to affiliates	(7,621,696)
Accrued salaries and related benefits	(2,154,626)
Income taxes payable to parent	(1,549,940)
Accounts payable and accrued expenses	(1,502,528)
Net cash provided by operating activities	24,633,092
CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of furniture, fixtures, and equipment	(417,232)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash acquired through business combination	17,953,198
Return of capital to parent	(9,600,000)
Dividend to parent	(15,000,000)
Net cash used in financing activities	(6,646,802)
NET INCREASE IN CASH AND CASH EQUIVALENTS	17,569,058
CASH AND CASH EQUIVALENTS:	
Beginning of year	45,865,015
End of year	$ 63,434,073
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for income taxes	$ 9,551,241

(Continued)

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:	
WMBFA contributed the net assets of Dime Securities Corporation, amounting to $26,305,550, net of cash acquired. In conjunction with the business combination, liabilities were assumed as follows:	
Assets acquired	$26,305,550
Capital contribution	(19,618,559)
Liabilities assumed	$ 6,686,991

See notes to consolidated financial statements. (Concluded)

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2002	$ 15,240	$ 9,731,036	$ 38,359,650	$ 48,105,926
Net income			20,044,720	20,044,720
Contribution of capital from WMBFA		37,571,657		37,571,657
Return of capital to parent		(9,600,000)		(9,600,000)
Dividend to parent			(15,000,000)	(15,000,000)
BALANCE—December 31, 2002	$ 15,240	$ 37,702,693	$ 43,404,370	$ 81,122,303

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—WM Financial Services, Inc. ("WMFS") is an introducing securities broker/dealer registered with the Securities and Exchange Act of 1934 and is a member firm of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). WMFS is a wholly owned indirect subsidiary of Washington Mutual, Inc. ("WMI").

WMFS operates pursuant to SEC Rule 15c3-3(k)(2)(ii) and therefore does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Beginning on March 6, 2001, annuities sold by subscription are cleared through WMFS. All other transactions of WMFS, including those involving mutual funds, are cleared through other broker/dealers on a fully disclosed basis.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of WMFS and its wholly owned subsidiaries (collectively, the "Company"): WMFS Insurance Services of Idaho, Inc. ("WMFSIS of Idaho"), which sells insurance products in the states of Idaho and Utah; WMFS Insurance Services, Inc. ("WMFSIS"), which sells insurance products in the state of California; and WMFS Insurance Services of Nevada, Inc. ("WMFSIS of Nevada"), which sells insurance products in the state of Nevada. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting for Securities Transactions—The Company's revenues consist primarily of commissions earned from customer transactions in debt and equity securities, mutual funds, and insurance annuities. Commissions on customer transactions are recorded by WMFS on a trade-date basis. Commissions received by the Company for annuity sales may be refunded to the insurance underwriter on a prorated basis if the customer cancels the policy within 24 months of purchase depending on the internal policy of each insurance underwriter. The Company maintains an adequate reserve for estimated annuity commission cancellations.

Cash and Cash Equivalents—The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents.

Capitalization of Software Costs—Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project of three years. Capitalized costs for projects not complete are presented as work in progress. Capitalized costs will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable. If indicators of impairment exist, the Company will estimate the future cash flows expected to result from the use of the software and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the software, the Company will recognize an impairment loss equal to the amount by which the software's carrying amount exceeds its fair value.

Goodwill—In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Under SFAS

No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually for impairment. The Company adopted SFAS No. 142 on January 1, 2002. The Company completed its initial impairment assessment of goodwill by comparing the fair value of the Company to its carrying value. This impairment test is required to be performed upon adoption of SFAS No. 142 and at least annually thereafter. Based on the initial and annual impairment tests on January 1, 2002, and August 1, 2002, respectively, there was no impairment to goodwill in 2002.

Depreciation and Amortization—Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to 10 years.

Federal and State Taxes on Income—The Company's results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company has used significant estimates in determining reported reserves for annuity commission cancellations, goodwill, and deferred taxes.

New Accounting Pronouncement—In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amends SFAS No. 123, *Accounting for Stock-Based Compensation.* This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation as prescribed by SFAS No. 123 from the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* Certain of the Company's employees have options to acquire stock of WMI. Effective January 1, 2003, WMI has adopted the fair value method of recording stock options under SFAS No. 148. In accordance with the transitional guidance of SFAS No. 148, the fair value method of accounting for stock options will be applied prospectively to awards granted subsequent to January 1, 2003.

2. BUSINESS COMBINATIONS

On January 4, 2002, WMI acquired Dime Bancorp, Inc. This transaction was treated as a purchase under SFAS No. 141, *Business Combinations.* On January 7, 2002, WMI contributed Dime Savings Bank to its wholly owned subsidiary, Washington Mutual Bank, FA ("WMBFA"). On May 1, 2002, the net assets of Dime Bancorp, Inc.'s wholly owned subsidiary, Dime Securities, Inc., amounting to $37,571,657, including goodwill of $22,075,099, was contributed by WMBFA and merged with and into WMFS. This merger of common controlled entities was accounted for similarly to a pooling of interests, and the results of operations are combined from January 4, 2002. At the time of the merger, Dime Securities, Inc.'s principal activities included the sales of financial products, such as insurance annuities, securities, and mutual funds, to investors primarily located in New York and New Jersey.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of the following:

Cash	$ 4,799,479
Money market fund	58,634,594
	$63,434,073

4. RECEIVABLE FROM CLEARING ORGANIZATIONS

The receivable from clearing organizations consists of commissions and interest receivable.

5. INCOME TAXES

Income taxes consists of the following:

Current:	
Federal	$ 8,596,469
State	1,965,165
	10,561,634
Deferred:	
Federal	2,283,000
State	462,173
	2,745,173
Income tax expense	$13,306,807

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

The tax effects of temporary differences that gave rise to the net deferred tax liability were as follows:

Deferred tax assets:	
Pension and related items	$1,301,954
Accrued liabilities	983,861
Other	468,985
Total deferred tax assets	2,754,800
Deferred tax liabilities:	
State taxes	1,559,415
Fixed assets	3,923,121
Total deferred tax liabilities	5,482,536
Net deferred tax liability	$2,727,736

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. As the agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, including imposing trade limits, and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. STOCK-BASED COMPENSATION ARRANGEMENTS

The Company participates in an Equity Incentive Plan (the "Incentive Plan") with WMI, under which shares of WMI stock are periodically awarded to key employees of the Company. The total number of shares reserved under the Incentive Plan is approved by the stockholders of WMI. Shares awarded from the Incentive Plan are granted directly by WMI to employees of the Company. The Company records compensation expense as the awards vest over a five-year period and is obligated to reimburse WMI for the compensatory component of shares vested. Total compensation expense recorded under these awards during 2002 was $1,659,845.

8. FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment consists of the following:

Furniture, fixtures, and office equipment	$ 1,818,284
Software	19,358,301
Computer and communication equipment	3,657,296
	24,833,881
Accumulated depreciation and amortization	12,868,922
	$11,964,959

The Company leases office space and equipment from Washington Mutual Bank (the "Bank"), WMBFA, and Washington Mutual Bank FSB, wholly owned subsidiaries of WMI. Rent charged in 2002 and future rent are based on a cost sharing methodology and are allocated monthly to the Company. Total rent expense for 2002 was $15,935,127.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company. In regard to these claims, the Company has identified and recorded a reserve in the amount of $1,539,000, which is included in accounts payable and accrued expenses, as of December 31,

2002. It is the opinion of management that the resolution of these matters will not have an additional material effect on the Company's financial position or results of operations.

10. TRANSACTIONS WITH AFFILIATES

Certain common administrative and occupancy costs are allocated between the affiliated companies based on WMI management's analysis of the proportion of services utilized by each company. In the ordinary course of business, the Company entered into transactions with these affiliates during 2002 as follows:

WMI—WMI maintains a noncontributory cash balance defined benefit pension plan (the "Plan"), which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to fund the Plan on a current basis to the extent deductible under federal income tax regulations. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company by WMI based on eligible employees' salaries.

WMI also maintains a savings plan for substantially all eligible employees of the Company that allows participants to make contributions by salary deduction up to 50% or less of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Company's matching contributions vest based on years of service.

In addition, WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company by WMI based on estimated employee benefits.

Certain employees of WMFS have nonqualified options to acquire stock of WMI. To the extent these options are exercised, WMFS records the tax benefit to be received by the consolidated group through the intercompany account.

WMI sponsors supplemental employee and executive retirement plans ("SERP") for the benefit of certain highly compensated employees of the Company. The plans are designed to supplement the benefits that are accrued under the pension plan.

Total pension, 401(k) savings plan, postemployment benefit plan, and SERP expenses aggregated $6,529,547 in 2002.

On December 31, 1997, WMI, Talbot Agency, Inc., and SAFECO Life Insurance Company ("SAFECO") entered into an agreement to distribute SAFECO annuities and other annuity products. Distribution fees earned by WMFS as a result of this contract and paid by WMI totalled $6,882,800 in 2002.

The Bank and WMBFA—The Company's registered representatives utilize space in branch offices of the Bank and WMBFA (collectively, the "Banks"). Rents paid to the Banks for use of the branches and office space totalled $15,935,127 in 2002.

In November 2000, the servicing of the Bank's self-directed IRAs was transferred to WMFS. In accordance with the Self-Directed IRA Administration and Plan Use Agreement between the Banks and the

Company, the Banks act as trustee of the accounts and the Company as the agent for the Banks for the purpose of servicing the accounts. In 2002, the Company paid the Banks a custodial and administration fee of $2,424,215 and received agency fees of $2,378,895.

The Company also maintains checking and deposit accounts with the Banks. The total amount on deposit at December 31, 2002, was $1,287. Interest earned during the year was not significant.

Administrative Services—The Company, WMBFA, and WMI are parties to the Administrative Services Contract ("Services Contract"), dated September 8, 1998, as amended, by and between WMBFA and WMI. In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. The monthly administrative service costs allocated from WMI to the Company are not recorded in the Company's financial statements. Pursuant to the Expense Sharing Agreement, dated November 29, 2002, between the Company and WMBFA ("Parent"), the Parent will assume liability of the Company's administrative service costs under the Services Contract.

Technology Services—WMI provides technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on agreed-upon rates. The technology service costs allocated from WMI to the Company recorded in the Company's financial statements totalled $9,882,250 in 2002.

Mutual Funds—WMFS earns fees from sales and services provided to the WM Group of Funds (the "Funds"), a separate proprietary mutual fund family managed by an affiliate. Such fees consist of continuing revenues under 12b-1 distribution plans at stated percentages of average net assets of the Funds, income for marketing support based on percentages of sales of the Funds, and earnings due to servicing of customers. Fees earned during 2002 and included in commission income totalled $14,663,920. Fees earned during 2002 and included in other income totalled $3,773,302.

Cash and cash equivalents of $58,634,594 were held in shares of the WM Group of Funds money market fund as of December 31, 2002.

Receivable from Affiliates—The receivable from affiliates, which is settled on a monthly basis, consists of amounts receivable from WM Funds Distributor, Inc. at December 31, 2002.

Payable to Affiliates—The payable to affiliates, which is settled on a monthly basis and is primarily related to payroll expenses payable to the Bank as paying agent for the Company and federal income taxes payable to WMBFA, consists of the following at December 31, 2002:

Payable to the Bank	$ 5,126,767
Payable to WMBFA	5,290,778
Payable to WMBFA IA	178,220
Payable to WMI	152,651
Other	15,133
	$10,763,549

11. RETURN OF CAPITAL PAYMENTS TO PARENT

During 2002, the Board of Directors of the Company approved throughout the year the return of capital and dividends to WMBFA totalling $9,600,000 and $15,000,000, respectively.

12. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

As of December 31, 2002, WMFS is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that WMFS' activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule.

13. NET CAPITAL REQUIREMENTS

WMFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that capital equity may not be withdrawn or cash dividends paid if the resulting net capital rates exceeded 10 to 1. At December 31, 2002, WMFS had net capital of $30,493,737, which was $28,190,559 in excess of its required net capital of $2,303,178, and had a ratio of aggregate indebtedness to net capital of 1.13 to 1.

14. SUBSEQUENT EVENT

In January 2003, the Board of Directors of the Company approved a dividend to WMBFA amounting to $15,000,000.

WM FINANCIAL SERVICES, INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

NET CAPITAL:	
Total consolidated stockholder's equity	$81,122,303
Deduct stockholder's equity in subsidiaries	(67,585)
Total stockholder's equity available for net capital	81,054,718
Nonallowable assets and other charges:	
Other receivables	11,136,914
Amounts receivable from parent and affiliates	262,798
Furniture, fixtures, and equipment	11,964,959
Other nonallowable assets	26,023,618
Total nonallowable assets and other charges	49,388,289
NET CAPITAL BEFORE HAIRCUTS	31,666,429
Haircuts on money market securities	1,172,692
NET CAPITAL	$30,493,737
AGGREGATE INDEBTEDNESS:	
Payable to affiliates	$10,763,549
Accrued salaries and related benefits	14,038,177
Income taxes payable to WMI—net	2,151,746
Accounts payable and accrued expenses	4,866,464
Deferred tax liability	2,727,736
Total aggregate indebtedness	$34,547,672
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required:	
The greater of $250,000 or 6-2/3% of aggregate indebtedness	$ 2,303,178
Excess net capital	$28,190,559
Ratio of aggregate indebtedness to net capital	1.13 to 1

No material differences exist between the above computation and amounts included in WMFS' corresponding unaudited Form X-17a-5 (the "Form") filing as of December 31, 2002, as amended on February 24, 2003. A reconciliation of net capital on the originally filed Form and the amended Form is as follows:

Net capital as originally filed	$29,293,639
Audit adjustment affecting nonallowable assets—deferred taxes	1,200,098
Net capital as amended	$30,493,737

OATH OR AFFIRMATION

I, David M. Williams, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of WM Funds Distributor, Inc. as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

EVELYN D. HAGER COMMISSION EXPIRES NOTARY PUBLIC 7-29-05 STATE OF WASHINGTON

Evelyn D. Hager
Notary Public
Evelyn D. Hager

Signature

VP, Treasurer
Title

This report** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
WM Financial Services, Inc.
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of WM Financial Services, Inc. and subsidiaries (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 27, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of

internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2003